Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction
Restoration Robotics, Inc. Limited	Hong Kong
Restoration Robotics Europe Limited	United Kingdom
Restoration Robotics Korea Yuhan Hoesa	South Korea
Venus Concept SL	Spain
Venus Concept Mexico SA DE SV	Mexico City, Mexico
Venus Concept GmbH	Germany
Venus Concept Australia PTY Ltd	Victoria, Australia
Venus Concept USA Inc.	Delaware, USA
Venus Concept France SAS	France
Venus Concept Canada Corp.	Ontario, Canada
Venus Concept UK Limited	England and Wales, United Kingdom
Venus Concept Ltd	Israel
Venus Concept Israel Ltd	Israel
Venus Concept Sucursal Colombia	Colombia
Venus Concept (Shanghai) Co., Ltd.	China
Venus Concept Argentina SA	Argentina
Venus Concept Japan Co., Ltd.	Japan
Venus Concept Korea Ltd.	South Korea
Venus Concept (HK) Limited	Hong Kong
Venus Concept Brasil Ltda	Brazil